LAUNCH TWO ACQUISITION CORP.

180 Grand Avenue, Suite 1530

Oakland, CA 94612

October 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Eric McPhee
Mark Rakip
Pearlyne Paulemon
Isabel Rivera

Re:	Launch Two Acquisition Corp.
Registration Statement on Form S-1
Filed July 24, 2024, as amended File No. 333-280965

Dear Pearlyne Paulemon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Launch Two Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:45 p.m. ET on Monday, October 7, 2024 or as soon as thereafter practicable.

Very truly yours,

/s/ Jay McEntee
Jay McEntee
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP